mondi

RECEIVED

2008 MAY 19 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

London Office

Building 1, 1st Floor
Aviator Park, Station Road
Addlestone KT15 2PG, United Kingdom
Tel: +44 (0)1932 826300
Fax: +44 (0)1932 826350
www.mondigroup.com

16 May 2008



08002655

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

Dear Sir

FILE NO. 82-35165

Pursuant to Rule 12g3-2(b) please find enclosed the following documents submitted on behalf of Mondi plc under the above file number:

1. Form 288c (change to a director's particulars) – submitted to the UK Registrar of Companies on 2 April 2008.
2. Form 288c (change to a director's particulars) – submitted to the UK Registrar of Companies on 2 April 2008.
3. Form 363a (Annual Return) – submitted to the UK Registrar of Companies on 28 April 2008; this includes a CD containing Mondi plc's shareholder register. Due to the number of shareholders, it was not possible to file this on paper.
4. Resolutions passed on 7 May 2008 – submitted to the UK Registrar of Companies on 9 May 2008.
5. Form 288c (change to a director's particulars) – submitted to the UK Registrar of Companies on 9 May 2008.

Should you have any queries, please don't hesitate to contact me.

PROCESSED

MAY 21 2008

THOMSON REUTERS

Yours faithfully



Jenny Peterkin
Company Secretarial Assistant
Mondi Group

Tel. +44 (0)1932 826368
Fax. +44 (0)1932 826351
Email. jenny.peterkin@mondigroup.com





Companies House
— for the record —

288c (ef)

Change in the details of a Director or Secretary


XRGEYYJX

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **02/04/2008**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **04/07/1951**

Original Name: **ANNE CECILLE QUINN**

New Details

Date of Change: **01/04/2008**

Change of Occupation: **DIRECTOR**

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **02/04/2008** *Authenticated:* **Yes (E/W)**


Companies House
— for the record —

288c (ef)

Change in the details of a Director or Secretary


XRGEXYJW

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **02/04/2008**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **20/04/1956**

Original Name: **MR COLIN STEPHEN MATTHEWS**

New Details

Date of Change: **01/04/2008**

Change of Occupation: **CEO, BAA LIMITED**

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **02/04/2008** *Authenticated:* **Yes (E/W)**

coform

RECEIVED 2008 MAY 19 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 06209386

Company Name in full MONDI plc

Date of this return

The information in this return is made up to

Day		Month		Year			
1	1	0	4	2	0	0	8

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office

Show here the address **at the date of this return.**

BUILDING 1, 1ST FLOOR

AVIATOR PARK, STATION ROAD

*Any change of registered office **must** be notified on form 287.*

Post town ADDLESTONE

County / Region SURREY

UK Postcode KT15 2PG

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

EQUINITI

ASPECT HOUSE, SPENCER ROAD

Post town: LANCING

County / Region: WEST SUSSEX — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region: — UK Postcode:

Company type

Public limited company	✓	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: MRS

Forename(s): CAROL ANNE

Surname: HUNT

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ✓

Address ††: MONDI plc, BUILDING 1, 1ST FLOOR

AVIATOR PARK, STATION ROAD

Post town: ADDLESTONE

County / Region: SURREY — UK Postcode: KT15 2PG

Country: ENGLAND

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Date of birth (Day Month Year): 21 05 1962

Forename(s): DAVID ANDREW

Surname: HATHORN

Address ††: 17B SPRINGHILL ROAD
RIVERCLUB

Post town: SANDTON 2146

County / Region:

UK Postcode:

Country: SOUTH AFRICA

Nationality: SOUTH AFRICAN

Business occupation: CHIEF EXECUTIVE OFFICER

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Date of birth (Day Month Year): 22 04 1960

Forename(s): PAUL ROBERT

Surname: HOLLINGWORTH

Address ††: 91 WEST HILL ROAD

Post town: LONDON

County / Region:

UK Postcode: SW18 1LE

Country: ENGLAND

Nationality: BRITISH

Business occupation: CHIEF FINANCIAL OFFICER

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Date of birth (Day Month Year): 2 0 | 0 4 | 1 9 5 6

Forename(s): COLIN STEPHEN

Surname: MATTHEWS

☐ **Address ††**: BRAE COTTAGE

BUTE AVENUE

Post town: RICHMOND

County / Region: SURREY UK Postcode: TW10 7AX

Country: ENGLAND **Nationality**: BRITISH

Business occupation: CEO, BAA LIMITED

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 1 6 | 0 5 | 1 9 6 3

Forename(s): IMOGEN

Surname: MKHIZE

☐ **Address ††**: 6 KERHODE PLACE

Post town: DURBAN NORTH 4051

County / Region: UK Postcode:

Country: SOUTH AFRICA **Nationality**: SOUTH AFRICAN

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Date of birth (Day Month Year): 2 9 1 0 1 9 6 2

Forename(s): PETER JOSEF

Surname: OSWALD

Address ††: COBENZLGASSE 109

1190

Post town: VIENNA

County / Region:

UK Postcode:

Country: AUSTRIA

Nationality: AUSTRIAN

Business occupation: CEO EUROPE & INTERNATIONAL DIVISION

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: SIR

Date of birth (Day Month Year): 0 8 0 4 1 9 4 2

Forename(s): JOHN

Surname: PARKER

Address ††: KEMENDINE

COURT WOOD

Post town: NEWTON FERRERS

County / Region: DEVON

UK Postcode: PL8 1BW

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title:

Date of birth (Day Month Year): 0 4 0 7 1 9 5 1

Forename(s): ANNE CECILLE

Surname: QUINN

[✓] **Address ††**: 1 ST JAMES'S SQUARE

Post town: LONDON

County / Region:

UK Postcode: SW1Y 4PD

Country: ENGLAND

Nationality: NEW ZEALANDER

Business occupation: DIRECTOR

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title: MR

Date of birth (Day Month Year): 1 7 1 1 1 9 5 2

Forename(s): MATAMELA CYRIL

Surname: RAMAPHOSA

[ ] **Address ††**: POSTNET SUITE 167

PRIVATE BAG X9924

Post town: SANDTON 2146

County / Region:

UK Postcode:

Country: SOUTH AFRICA

Nationality: SOUTH AFRICAN

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Date of birth (Day Month Year): 1 8 0 1 1 9 4 6

Forename(s): DAVID MICHAEL

Surname: WILLIAMS

Address ††: 29 FORT ROAD

Post town: GUILDFORD

County / Region: SURREY

UK Postcode: GU1 3TE

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year):

Forename(s):

Surname:

Address ††:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title

Date of birth (Day Month Year)

Forename(s)

Surname

☐ **Address ††**

Post town

County / Region UK Postcode

Country **Nationality**

Business occupation

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title

Date of birth (Day Month Year)

Forename(s)

Surname

☐ **Address ††**

Post town

County / Region UK Postcode

Country **Nationality**

Business occupation

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
SEE ATTACHED SCHEDULE		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	✓	✓
A full list of shareholders is enclosed	✓	✓

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed  Date 28/4/2008

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 4 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAL DEPT, MONDI plc, BUILDING 1
1ST FLOOR, AVIATOR PARK, STATION ROAD, ADDLESTONE
KT15 2PG Tel

DX number DX exchange


coform

ISSUED SHARE CAPITAL

COMPANY NUMBER: 06209386

COMPANY NAME: MONDI plc

CURRENCY: EUROS

CLASS	NUMBER OF SHARES ISSUED	AGGREGATE NOMINAL VALUE
ORDINARY	367,240,805	€73,448,161.00
SPECIAL CONVERTING SHARES	146,896,322	€29,379,264.40
SPECIAL RIGHTS SHARE	1	€1
SPECIAL VOTING SHARE	1	€1
UK DAS SHARE	1	€1
UK DAN SHARE	1	€1
TOTALS	514,137,131	€102,827,429.40

CURRENCY: POUNDS STERLING

CLASS	NUMBER OF SHARES ISSUED	AGGREGATE NOMINAL VALUE
5% CUMULATIVE PREFERENCE	50,000	£50,000.00
TOTALS	50,000	£50,000.00

coform

List of past and present shareholders
Schedule to form 363a

CHFP010 **Company Number** 06209386

Company Name in full MONDI plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name HACKWOOD DIRECTORS LIMITED Address ONE SILK STREET LONDON UK postcode EC2Y 8HQ	ORDINARY 0	1	01/05/2007
Name HACKWOOD SECRETARIES LIMITED Address ONE SILK STREET LONDON UK postcode EC2Y 8HQ	ORDINARY 0	1	01/05/2007
Name MICHAEL SULLIVAN Address 13C CANONBURY LANE LONDON UK postcode N1 2AS	5% CUMULATIVE PREFERENCE 0	49998 1	28/05/2007 14/09/2007

coform

CHFP010

List of past and present shareholders (Continued)

Company Number 06209386

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name CLODAGH HAYES Address 3 RADDINGTON ROAD LONDON UK postcode W10 5TF	5% CUMULATIVE PREFERENCE 0	1	14/09/2007
Name UBS AG Address 1 FINSBURY AVENUE LONDON UK postcode EC2M 2PP	5% CUMULATIVE PREFERENCE 50,000		
Name MONDI SCS (UK) LIMITED Address 8TH FLOOR 68 KING WILLIAM STREET LONDON UK postcode EC4N 7DZ	SPECIAL CONVERTING SHARES 146,896,322		
Name MONDI SCS (UK) LIMITED Address 8TH FLOOR 68 KING WILLIAM STREET LONDON UK postcode EC4N 7DZ	SPECIAL RIGHTS SHARE 1		

coform

CHFP010

List of past and present shareholders (Continued)

Company Number 06209386

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET, LONDON UK postcode: EC4N 7DZ	SPECIAL VOTING SHARE 1		
Name: MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET, LONDON UK postcode: EC4N 7DZ	UK DAN SHARE 1		
Name: MONDI SCS (UK) LIMITED Address: 8TH FLOOR, 68 KING WILLIAM STREET, LONDON UK postcode: EC4N 7DZ	UK DAS SHARE 1		
Name: Address: UK postcode:			

Mondi plc

List of subsidiary and associated undertakings and other significant holdings In accordance with Section 231 and Schedule 5 of the Companies Act 1985 as at 31 December 2007.

Except where stated, the shares held are Ordinary shares.

All shares are held indirectly through a subsidiary or associated undertaking except where noted.

Company	Country of Incorporation	Classes of shares held	% of shares held by Group
Mondi Business Paper Sales Australia Pty. Limited	Australia		100
Eplus HandelsgsembH	Austria		45
EU-RO Handelsgesellschaft m.b.H	Austria		45
Europapier Aktiengesellschaft	Austria		90
Europapier Austria GmbH	Austria		90
Europapier Dienstleistungs GmbH	Austria		90
Europapier International GmbH	Austria		90
KHV - Hausverwaltungs GmbH	Austria		100
Mondi AG	Austria		100
Mondi Bags Austria GmbH	Austria		100
Mondi Business Paper Austria AG	Austria		100
Mondi Business Paper Global Service GmbH	Austria		100
Mondi Business Paper Holding AG	Austria		100
Mondi Business Paper Inlandsbeteiligungsverwaltungs GmbH	Austria		100
Mondi Business Paper Sales GmbH	Austria		100
Mondi Business Paper Services GmbH	Austria		100
Mondi Coating GmbH	Austria		100
Mondi Coating Zeltweg GmbH	Austria		100
Mondi Frantschach GmbH	Austria		100
Mondi Holdings Austria GmbH	Austria		100
Mondi Industrial Packaging Holdings GmbH	Austria		100
Mondi Inflatable Packaging GmbH	Austria		100
Mondi Packaging Bag Division GmbH	Austria		100
Mondi Packaging Corrugated Holding GmbH	Austria		100
Mondi Packaging Corrugated Services GmbH	Austria		100
Mondi Packaging Flexibles GmbH	Austria		100
Mondi Packaging Frohnleiten GmbH	Austria		100

Mondi Packaging Grünburg GmbH	Austria	100
Mondi Packaging Holding GmbH	Austria	100
Mondi Packaging Korneuburg GmbH	Austria	100
Mondi Packaging Möderbrugg GmbH	Austria	100
Mondi Packaging Paper GmbH	Austria	100
Mondi Packaging Paper Sales GmbH	Austria	100
Mondi Packaging R&D Centre GmbH	Austria	100
Mondi Release Liner Austria GmbH	Austria	100
Mondi Sales Europe GmbH	Austria	100
Mondi Sales und Marketing GmbH	Austria	100
Mondi Services AG	Austria	100
Mondi Services Austria GmbH	Austria	100
Mondi Shuaiba Holding GmbH	Austria	38.5
MONPA Beteiligungs GmbH	Austria	100
SAREC Papiersackrecycling Organisation GmbH	Austria	100
Sulbit Handels GmbH	Austria	100
Unterland Flexible Packaging GmbH	Austria	100
Ybbstaler Zellstoff GmbH	Austria	100
Mondi Belcoat N.V.	Belgium	100
Mondi Packaging Houthalen N.V.	Belgium	100
Mondi Packaging Poperinge SA	Belgium	100
Mondi Packaging Tubize SA	Belgium	100
Europapier-Hercegtisak d.o.o. Siroki Brijeg	Bosnia-Herzegovina	76.5
Mondi (UK) Sales Holdings Limited	British Virgin Islands	100
Europapier Bulgaria EOOD	Bulgaria	90
Mondi Packaging Stambolijski E.A.D	Bulgaria	100
Mondi baozhuang (Enping) Company Limited	China	100
Mondi baozhuang (Guangzhou) Company Limited	China	100
Mondi Packaging Dongguan Limited	China	100
Mondi Packaging Hong Kong Limited	China	100
Roman Bauernfeind Packaging (Hong Kong) Limited	China	100
Europapier Croatia d.o.o.	Croatia	90
Mondi Packaging Valpovo d.o.o.	Croatia	99.69
SCP Zagreb d.o.o.	Croatia	100
Neusiedler Middle East Limited	Cyprus	99.99
P.P.I. Pulp & Paper Sales Limited	Cyprus	100
P.P.I. Pulp & Paper Trade Limited	Cyprus	100
Europapier Bohemia spol. s.r.o.	Czech Republic	90
EURO WASTE, a.s.	Czech Republic	33.33

Mondi Bags Steti a.s.	Czech Republic	100
Mondi Business Paper Sales Czech Republic, s.r.o.	Czech Republic	100
Mondi Coating Steti a.s.	Czech Republic	100
Mondi Steti a.s.	Czech Republic	100
Wood & Paper a.s.	Czech Republic	46.5
Mondi Packaging Nyborg A/S	Denmark	100
Suez Bag SAE	Egypt	28.89
Mondi Business Paper Sales France Sarl	France	100
Mondi Gournay Sarl	France	100
Mondi Packaging (Atlantique) SAS	France	100
Mondi Packaging (France) SAS	France	100
Mondi Packaging (Savoie) SAS	France	100
Mondi Packaging (St Quentin) SAS	France	100
Mondi Packaging Bethune S.A.	France	99.95
Mondi Packaging Emball SAS	France	100
Mondi Packaging France (Services) SAS	France	100
Mondi Packaging Ile de France SAS	France	100
Mondi Packaging Paper Sales France SAS	France	100
Behn Verwaltungsgesellschaft mit beschränkter Haftung	Germany	100
Chiemgau Recycling GmbH	Germany	100
Conki GmbH	Germany	100
Dürbeck Verwaltungen GmbH	Germany	100
Eupack Deutschland GmbH	Germany	100
FIP GmbH	Germany	100
Frantschach International GmbH	Germany	100
Frantschach Packaging Deutschland Beteiligungs GmbH	Germany	100
Frantschach Packaging Deutschland GmbH	Germany	100
HBB Heizkraftwerk Bauernfeind Betreibergesellschaft mbH	Germany	100
Kneki GmbH	Germany	100
Mondi Business Paper Sales Deutschland Vertriebs-GmbH	Germany	100
Mondi Inncoat GmbH	Germany	100
Mondi Packaging Bad Rappenau GmbH	Germany	100
Mondi Packaging Eschenbach GmbH	Germany	100
Mondi Packaging Hammelburg GmbH	Germany	100
Mondi Packaging Holding Deutschland GmbH	Germany	100
Mondi Packaging Jülich AG	Germany	100
Mondi Packaging Lindlar GmbH	Germany	100
Mondi Packaging Paper Sales Deutschland GmbH	Germany	100
Mondi Packaging Schwepnitz GmbH	Germany	100
Mondi Packaging Sendenhorst GmbH	Germany	100

Mondi Packaging Trebsen GmbH	Germany	100
Mondi Raubling GmbH	Germany	100
Natronag Gesellschaft für Verpackungssysteme mbH	Germany	100
Neoplex GmbH Deutschland	Germany	100
WOKI Beratungs GmbH	Germany	100
Mondi Packaging Thessaloniki A.E.	Greece	100
Cofinec Hungary Vagyonkezelö Kft.	Hungary	100
Europapier Hungaria Kft	Hungary	90
Europapier Logistic Kft	Hungary	90
Mondi Packaging Békéscsaba Kft	Hungary	100
Mondi Packaging Vac Kft.	Hungary	100
Mondi Szolnok ZRt.	Hungary	100
Z-P Formular Kft.	Hungary	50
Mondi Packaging Ireland Limited	Ireland	100
Grafinir Paper Limited	Israel	100
Miterani Paper Marketing 2000 (1999) Limited	Israel	100
Mondi Business Paper Hadera Limited	Israel	50.10
Mondi Business Paper Hadera Marketing Limited	Israel	50.10
Yavnir (1999) Limited	Israel	100
FIP NATRO-TECH Srl.	Italy	100
Mondi Business Paper Sales Italia S.R.L.	Italy	100
Mondi Cartonstrong SRL	Italy	100
Mondi Italcoat S.r.l.	Italy	100
Mondi Packaging Flexibles Italia s.r.l.	Italy	100
Mondi Packaging Gradisac S.P.A.	Italy	100
Mondi Packaging IPI S.P.A.	Italy	100
Mondi Packaging Italia S.p.A.	Italy	100
Mondi Packaging Novaflex S.r.l.	Italy	100
Mondi Packaging Novasac s.r.l.	Italy	100
Mondi Packaging Services Italia S.r.l..	Italy	100
Mondi Packaging Tolentino SRL	Italy	100
Mondi Silicart S.r.l	Italy	100
Jordan Paper Sacks Company Limited	Jordan	57.9
Mondi Packaging Lebanon SAL	Lebanon	100
Mondi Business Papers Sarl	Luxembourg	100
Mondi Services Sarl	Luxembourg	100
Mondi Sarl	Luxembourg	100
Mondi Inflatable Packaging SA	Luxembourg	100
Mondi German Investments SA	Luxembourg	100
Mondi International Sarl	Luxembourg	100

Mondi Investments Sarl	Luxembourg	100
Mondi Packaging Europe SA	Luxembourg	100
Mondi Packaging Sarl	Luxembourg	100
Mondi Technology Investments SA	Luxembourg	100
Mondi Packaging Kuala Lumpur Sdn. Bhd.	Malaysia	62
Mondi Packaging Services (Asia) Sdn. Bhd.	Malaysia	100
Caja de Ahorro de Personal de Mondi Packaging Mexico Servicios A.C.	Mexico	100
Mondi Packaging Mexico Holding, S. de R.L. de C.V.	Mexico	100
Mondi Packaging Mexico S. de R.L. de C.V.	Mexico	100
Mondi Packaging Mexico Servicios S.de R.L. de C.V.	Mexico	100
Embal Sac SARL	Morocco	34.74
Ensachage Moderne SARL	Morocco	34.74
Pap Sac Maghreb SA	Morocco	34.74
Framondi N.V.	Netherlands	100
Frantschach MENA Packaging B.V.	Netherlands	70
Mondi Business Paper Sales Benelux B.V.	Netherlands	100
Mondi Coating B.V.	Netherlands	100
Mondi Heerlen B.V.	Netherlands	100
Mondi Packaging Bag Division B.V.	Netherlands	100
Mondi Packaging Benelux B.V.	Netherlands	100
Mondi Packaging Coating Netherlands B.V.	Netherlands	100
Mondi Packaging Corrugated B.V.	Netherlands	100
Mondi Packaging Flexibles B.V.	Netherlands	100
Mondi Packaging Maastricht N.V.	Netherlands	100
Mondi Packaging Paper B.V.	Netherlands	100
Mondi Packaging Poland B.V.	Netherlands	100
Mondi Sales Benelux B.V.	Netherlands	76
Neusiedler Holdings BV	Netherlands	100
Mondi Packaging Moss AS	Norway	100
Mondi Packaging Rygge AS	Norway	100
Oman Mondi Shuaiba Packaging LLC	Oman	23.49
Europapier Impap Sp zoo	Poland	90
Mondi Bags Mielec Sp. z o.o.	Poland	100
Mondi Bags Swiecie Sp. z o.o.	Poland	100
Mondi Packaging BZWP Sp z o.o.	Poland	100
Mondi Packaging Dorohusk Sp z o.o.	Poland	100
Mondi Packaging Paper Swiecie S.A.	Poland	66
Mondi Packaging Solec Sp. z o.o.	Poland	100
Mondi Packaging Swiecie Sp z o.o.	Poland	100
Mondi Packaging Szczecin S.A.	Poland	100
Mondi Packaging Warszawa Sp z o.o.	Poland	100

Polski System Recyklingu - Organizacja Odzysku SA w Warszawie	Poland		16.37
Swiecie Recykling Sp. z o.o.	Poland		66
Europapier Romania SRL	Romania		90
Mondi Packaging Bucharest S.R.L.	Romania		100
Europapier RUS ooo	Russia		90
Mondi Business Paper Sales CIS	Russia		100
Mondi Business Paper Syktyvkar OAO	Russia	Ordinary Preference	76.61
OOO Europapier CIS	Russia		90
OOO Ezhva	Russia	Ordinary Preference	76.61
OOO Ezhvatrans	Russia	Ordinary Preference	76.61
OOO Finleskom	Russia	Ordinary Preference	76.61
OOO Kojgorodskij LK	Russia	Ordinary Preference	76.61
OOO Leksika SLPK	Russia		90
OOO Mobiljniy les	Russia	Ordinary Preference	76.61
OOO Nemles	Russia	Ordinary Preference	76.61
OOO Nizhegorodskij Office SLPK	Russia		90
OOO Noshulskij LK	Russia		100
OOO Novuj Les	Russia	Ordinary Preference	76.61
OOO Novyi les	Russia	Ordinary Preference	76.61
OOO Palauzskij LK	Russia	Ordinary Preference	76.61
OOO Parma	Russia		90
OOO Pozhgasservice	Russia	Ordinary Preference	76.61
OOO Prupt	Russia	Ordinary Preference	76.61
OOO Samarskij office SLPK	Russia		90
OOO Syktyvkar Besides PPZHT	Russia		100
OOO Sysolales	Russia	Ordinary Preference	76.61
OOO Tchop Egida	Russia	Ordinary Preference	76.61
OOO Timsherles	Russia	Ordinary Preference	76.61
OOO TZK	Russia	Ordinary Preference	76.61
OOO Udorales	Russia	Ordinary Preference	76.61
OOO Verkholuzskij LZP	Russia	Ordinary	76.61

OOO V. Vychegda	Russia	Preference Ordinary Preference	76.61
Europapier Yugoslavia d.o.o.	Serbia & Montenegro		90
Mondi Packaging Paracin d.o.o.	Serbia & Montenegro		100
Mondi Packaging (Singapore) Pte. Limited	Singapore		100
Mondi Packaging Paper Sales Asia Pte. Limited	Singapore		100
Europapier Slovakia Spol sro	Slovakia		90
Euro Waste Slovakia, s.r.o.	Slovakia		33.33
Mondi Ruzomberok a.s.	Slovakia		60
Mondi SCP a.s.	Slovakia		51
Obaly Solo s.r.o	Slovakia		51
Palety s.r.o.	Slovakia		51
SCP-PSS a.s.	Slovakia		51
SLOVWOOD a.s.	Slovakia		34
VLA-STA s.r.o.	Slovakia		51
Europapier Slovenija d.d.	Slovenia		90
Mondi Business Paper Sales Iberia, S.A.	Spain		100
Mondi Packaging Iberica S.L.	Spain		100
Mondi Packaging Paper Sales Iberica S.L.	Spain		100
Förvaltningsaktiebolaget Hasselfors	Sweden		100
Kalix Wood AB	Sweden		100
Mondi Dynäs AB	Sweden		100
Mondi Örebro AB	Sweden		100
Mondi Packaging Sunne AB	Sweden		100
ScandFibre Logistics Aktiebolag	Sweden		100
Dipeco AG	Switzerland		100
FPC Flexible Packaging Consulting AG	Switzerland		100
IPE AG	Switzerland		100
Mondi Niedergösgen AG	Switzerland		100
Mondi Packaging Rothrist AG	Switzerland		100
Regionale Entsorgungsanlage Niedergösgen AG	Switzerland		100
ROXXO Holding AG	Switzerland		100
TCL Packaging Limited	Trinidad		100
Mondi Packaging Istanbul Ambalaj San. ve Tic. Ltd.Şti.	Turkey		100
Mondi Packaging Mersin LLC	Turkey		100
Pripack Ambalaj Sanayi ve Ticaret A.S.	Turkey		53.54
Tidas Tire Kagit Sanayi ve Dis Ticaret A.S.	Turkey		53.02
Tipas Tire Pazarlama A.S.	Turkey		53.02

Tire Kutsan Oluklu Mukavva Kutu ve Kagit Sanayi A.S.	Turkey		53.56
Mondi Akrosil, LLC	USA		100
Mondi Business Paper Sales North America	USA		100
Mondi Minneapolis Inc.	USA		100
Mondi Packaging Columbus Inc.	USA		100
Mondi Packaging USA Inc.	USA		100
Aberdeen Packaging Limited	UK		100
Abertay Paper Sacks Limited	UK		100
Albert E Willmer and Company Limited	UK		100
Alsco Packaging Limited	UK		100
Amadeus Packaging Limited	UK		100
Aylesford Newsprint Holdings Limited	UK	Ordinary Preference B	50
Aylesford Newsprint Limited	UK		50
Aylesford Newsprint Services Limited	UK		50
Beacon Print and Packaging Limited	UK		100
Birmingham Corrugated Cases Limited	UK		100
BJ Packaging (Anglia) Limited	UK		100
Board Products (Eastern) Limited	UK		100
Bux Corrugated Containers Limited	UK		100
Celtic Packaging Limited	UK		100
Centrapak Limited	UK		100
Chesterfield Packaging (Holdings) Limited	UK		100
Chesterfield Packaging Accessories Limited	UK		100
Chesterfield Packaging Company Limited	UK		100
Colour Case and Display Limited	UK		100
Corrugated Paper Sales Limited	UK		100
Crown Corrugated (Scotland) Limited	UK		100
Crown Corrugated (Wales) Limited	UK		100
Crown Industrial Group Limited	UK		100
Crown Packaging Group Limited	UK		100
Crown Packaging Limited	UK		100
Dane Packaging (Lancashire) Limited	UK		100
Decoramic Consultants Limited	UK		100
Enterprise Packaging Limited	UK		100
Firn Overseas Packaging Limited	UK		100
Flametone Limited	UK		100
Frantschach Holdings UK Limited	UK		100
Granada Packaging Limited	UK		100
Great Yarmouth Cardboard Box company Limited	UK		100
Hamilton Packaging Services Limited	UK		100
Hargraf Containers Limited	UK		100
H.D.P.Limited	UK		100
Howard D.Webb & Sons Limited	UK		100
Hypac Limited	UK		100
Kestrel Cases Limited	UK		100
Langfern Packaging Limited	UK		100

Lavender Boxes Limited	UK		100
March Packaging (Andover) Limited	UK		100
March Packaging (Hastings) Limited	UK		100
March Packaging (Holdings) Limited	UK		100
March Packaging (Midlands) Limited	UK		100
March Packaging (Thames) Limited	UK		100
March Packaging (Trent) Limited	UK		100
March Packaging Group Limited	UK		100
Marcor Board Limited	UK		100
McWrap Limited	UK		100
Medway Packaging Pension Trustee Limited	UK		100
Mondi Board Limited	UK		100
Mondi Europe Finance	UK		100
Mondi Finance Limited	UK		100
Mondi Finance UK Limited	UK		100
Mondi German Investments Limited	UK		100
Mondi Graphic Paper Holdings (UK) Limited	UK		100
Mondi Investments Limited	UK		100 *(held directly)*
Mondi Packaging (Delta) Limited	UK		100
Mondi Packaging (GB) Limited	UK		100
Mondi Packaging (UK) Limited	UK		100
Mondi Packaging Aberdeen Limited	UK		100
Mondi Packaging Cushion Limited	UK		100
Mondi Packaging Holcombe Limited	UK		100
Mondi Packaging Limited	UK		100
Mondi Packaging Paper Sales UK Limited	UK		100
Mondi Packaging UK Holdings Limited	UK		100
Mondi Packaging Wheatley Limited	UK	Ordinary Preference	100
Mondi Paper (UK) Limited	UK		100
Mondi Sales UK Limited	UK		100
Mondi Services (UK) Limited	UK		100
Olympic Corrugated Cases Limited	UK		100
P & M Transit Packaging Limited	UK		100
Packaging Machinery Sales Limited	UK		100
Pemberton Packaging Limited	UK		100
Plastic Graphic Industries Limited	UK		100
Reactapak Limited	UK		100
Robert S Pemberton & Co Limited	UK		100
Rochette Packaging Limited	UK		100
Silk House Group Limited	UK		100
Skelmersdale Packaging Limited	UK		100
Southport Packaging Services Limited	UK		100
Tixaclem Limited	UK		100
Trafalgar Packaging Limited	UK		100
Trincor Packaging Limited	UK		100
Wallbray Limited	UK		100
Westminster Packaging Limited	UK		100
WG Boon & Sons Limited	UK		100

Wheatley Packaging Limited	UK	Ordinary Preference	100
William Hamilton Holdings Limited	UK		100
Wilpak Holdings Limited	UK		100
Wilpak Limited	UK		100
Yare Packaging Limited	UK		100
Mondi Business Paper Sales Ukraine	Ukraine		100
Mondi Packaging Bags Ukraine LLC	Ukraine		100

Company Number 06209386

The Companies Act 2006

COMPANY LIMITED BY SHARES

RECEIVED
2008 MAY 19 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Resolutions

of

Mondi plc (the 'Company')

Passed on 7 May 2008

At the ANNUAL GENERAL MEETING of the Company held on Wednesday 7 May 2008 the following Resolutions were duly passed of which Resolutions 1 to 9 (inclusive) and Resolutions 19 to 24 (inclusive) were duly passed as ORDINARY RESOLUTIONS of the Company and Resolutions 25, 26 and 27 were duly passed as SPECIAL RESOLUTIONS of the Company.

Common business: Mondi Limited and Mondi plc

1. To elect Sir John Parker as a director of Mondi Limited and Mondi plc in accordance with the provisions of the Articles of Association of Mondi Limited and Mondi plc.
2. To elect Cyril Ramaphosa as a director of Mondi Limited and Mondi plc in accordance with the provisions of the Articles of Association of Mondi Limited and Mondi plc.
3. To elect David Hathorn as a director of Mondi Limited and Mondi plc in accordance with the provisions of the Articles of Association of Mondi Limited and Mondi plc.
4. To elect Paul Hollingworth as a director of Mondi Limited and Mondi plc in accordance with the provisions of the Articles of Association of Mondi Limited and Mondi plc.
5. To elect Colin Matthews as a director of Mondi Limited and Mondi plc in accordance with the provisions of the Articles of Association of Mondi Limited and Mondi plc.
6. To elect Imogen Mkhize as a director of Mondi Limited and Mondi plc in accordance with the provisions of the Articles of Association of Mondi Limited and Mondi plc.
7. To elect Peter Oswald as a director of Mondi Limited and Mondi plc in accordance with the provisions of the Articles of Association of Mondi Limited and Mondi plc.
8. To elect Anne Quinn as a director of Mondi Limited and Mondi plc in accordance with the provisions of the Articles of Association of Mondi Limited and Mondi plc.
9. To elect David Williams as a director of Mondi Limited and Mondi plc in accordance with the provisions of the Articles of Association of Mondi Limited and Mondi plc.

Mondi Limited Business

10. To receive and adopt the audited financial statements of Mondi Limited for the year ended 31 December 2007 together with the reports of the directors and the auditors of Mondi Limited.
11. To determine, ratify and approve the remuneration of the directors of Mondi Limited for the year ended 31 December 2007.

12. Subject to the passing of resolution 22, to declare a final dividend of 177.37939 rand cents per ordinary share in Mondi Limited for the year ended 31 December 2007.
13. To reappoint Deloitte & Touche of Deloitte Place, 2 Pencarrow Crescent, Pencarrow Park, La Lucia Ridge Office Estate, La Lucia 4051, Docex 3, Durban, Republic of South Africa as auditors of Mondi Limited to hold office until the conclusion of the Annual General Meeting of Mondi Limited to be held in 2009.
14. To authorise the directors of Mondi Limited to fix the remuneration of Deloitte & Touche.
15. That 5% of the unissued ordinary shares of ZAR0.20 each in the authorised share capital of Mondi Limited, be and is hereby placed under the control of the directors of Mondi Limited as a general authority in terms of section 221 of the South African Companies Act, No.61 of 1973, as amended, (the SA Act), who are authorised to allot and issue the same at their discretion until the Annual General Meeting of Mondi Limited to be held in 2009, subject to the provisions of the SA Act and the Listings Requirements of the JSE Limited.
16. That 5% of the entire unissued share capital of Mondi Limited, excluding the ordinary shares, be and is hereby placed under the control of the directors of Mondi Limited as a general authority in terms of section 221 of the South African Companies Act, No.61 of 1973, as amended, (the SA Act), who are authorised to allot and issue the same at their discretion until the Annual General Meeting of Mondi Limited to be held in 2009, subject to the provisions of the SA Act and the Listings Requirements of the JSE Limited.
17. That, in terms of Article 11 of the Articles of Association of Mondi Limited and with effect from 7 May 2008, Mondi Limited hereby approves as a general approval contemplated in sections 85 and 89 of the South African Companies Act, No.61 of 1973, as amended, (the SA Act), the acquisition by Mondi Limited, or any of its subsidiaries from time to time, of the issued ordinary shares of Mondi Limited, upon such terms and conditions and in such amounts as the directors of Mondi Limited or any of its subsidiaries may from time to time decide, but subject to the provisions of the SA Act and the Listings Requirements of the JSE Limited (the JSE), being that:

i. any such acquisition of ordinary shares shall be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between Mondi Limited and the counter party;
ii. this general authority shall be valid until Mondi Limited's next Annual General Meeting;
iii. an announcement will be published as soon as Mondi Limited or any of its subsidiaries has acquired ordinary shares constituting, on a cumulative basis, 3% of the number of ordinary shares in issue prior to the acquisition pursuant to which the aforesaid 3% threshold is reached, and for each 3% in aggregate acquired thereafter, containing full details of such acquisitions;
iv. acquisitions of shares in aggregate in any one financial year may not exceed 10% of Mondi Limited's issued ordinary share capital as at the date of the passing of this resolution;
v. in determining the price at which ordinary shares issued by Mondi Limited are acquired by it or any of its subsidiaries in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% of the weighted average of the market value at which such ordinary shares are traded on the JSE as determined over the five business days immediately preceding the date of repurchase of such ordinary shares by Mondi Limited or any of its subsidiaries;
vi. at any point in time, Mondi Limited or any of its subsidiaries may only appoint one agent to effect any repurchase on Mondi Limited's behalf;

vii. Mondi Limited must remain in compliance with the minimum shareholder spread requirements of the Listings Requirements of the JSE; and
viii.Mondi Limited and any of its subsidiaries may not repurchase any shares during a prohibited period as defined by the Listings Requirements of the JSE, unless Mondi Limited has in place a repurchase programme where the dates and quantities of securities to be traded during the relevant period are fixed (not subject to any variation) and full details of the programme have been disclosed in an announcement over the JSE's Security Exchange News Service (SENS) prior to the commencement of the prohibited period.

18. That:
i. the amended Articles of Association of Mondi Limited produced to the meeting and initialled by the chairman of the meeting for the purposes of identification as New Articles 'A' be adopted as the Articles of Association of Mondi Limited in substitution for, and to the exclusion of, the existing Articles of Association of Mondi Limited, with effect from the end of this meeting; and
ii. with effect from 0:01am on 1 October 2008, or any later date on which section 175 of the UK Companies Act 2006 comes into effect, the New Articles of Association of Mondi Limited adopted pursuant to resolution 19(i) above be amended (a) to give the
directors power in the Articles of Association of Mondi Limited to authorise certain conflicts of interest as described in section 175 of the UK Companies Act 2006; and (b) by the deletion of Articles 103, 104 and 105 in their entirety and by the insertion in their place of new Articles 103, 104 and 105 such amendments being produced to the meeting and initialled by the chairman of the meeting for the purposes of identification as New Articles 'B' and all necessary and consequential numbering amendments be made to the Articles of Association of Mondi Limited.

Mondi plc Business
19. To receive the audited financial statements of Mondi plc for the year ended 31 December 2007 together with the reports of the directors and the auditors of Mondi plc.
20. To approve the remuneration report of Mondi plc for the year ended 31 December 2007.
21. Subject to the passing of resolution 12, to declare a final dividend of 15.7 euro cents per ordinary share in Mondi plc for the year ended 31 December 2007.
22. To reappoint Deloitte & Touche LLP of 180 Strand, London WC2R 1BL, United Kingdom as auditors of Mondi plc to hold office until the conclusion of the Annual General Meeting of Mondi plc to be held in 2009.
23. To authorise the directors of Mondi plc to fix the remuneration of Deloitte & Touche LLP.
24. That the directors of Mondi plc be authorised under section 80 of the UK Companies Act 1985 to allot relevant securities (as defined in that Act) up to an aggregate nominal amount of €5,141,371.20. This authority will expire at the conclusion of the Annual General Meeting of Mondi plc to be held in 2009. However, before this authority expires Mondi plc may make an offer or agreement which would or might require relevant securities to be allotted after the authority expires and the directors may allot relevant securities under any such offer or agreement as if the authority had not expired.
25. That, subject to the passing of resolution 25, the directors of Mondi plc be authorised under section 95 of the UK Companies Act 1985 to allot equity securities (as defined in that Act) for cash, without regard to any existing pre-emption rights, as if section 89(1) of that Act did not apply. The authority is limited to: (i) allotments connected to a rights issue to ordinary shareholders (excluding any holding of

treasury shares) where the rights of each shareholder are, as nearly as practicable, proportionate to the number of shares held. The directors of Mondi plc may exclude certain shareholders, deal with fractions and generally manage the rights issue as they think fit; and (ii) the allotment of equity securities up to an aggregate nominal value of €3,672,408.

This authority will expire at the conclusion of the Annual General Meeting of Mondi plc to be held in 2009. However, before this authority expires Mondi plc may make an offer or agreement which would or might require equity securities to be allotted after the authority expires and the directors may allot equity securities under any such offer or agreement as if the authority had not expired.

26. That Mondi plc is generally and unconditionally authorised to purchase its own fully paid ordinary shares by way of market purchases (within the meaning of section 163(3) of the UK Companies Act 1985) provided that:

i. the maximum number of ordinary shares which may be purchased is 18,362,040 (representing 5% of Mondi plc's issued ordinary share capital);

ii. the minimum price which may be paid for any ordinary share is €0.20;

iii. the maximum price which may be paid for any ordinary share is no more than 5% above the average of the middle market quotations of the ordinary shares of Mondi plc as derived from the London Stock Exchange Daily Official List for the five business days immediately before the day on which such share is contracted to be purchased; and

iv. this authority will expire at the conclusion of the Annual General Meeting of Mondi plc to be held in 2009. However, before this authority expires Mondi plc may agree to purchase ordinary shares where the purchase will or may be completed, either fully or partly, after the authority expires.

27. That:

i. the amended Articles of Association of Mondi plc produced to the meeting and initialled by the chairman of the meeting for the purposes of identification as New Articles 'A' be adopted as the Articles of Association of Mondi plc in substitution for, and to the exclusion of, the existing Articles of Association of Mondi plc, with effect from the end of this meeting; and

ii. with effect from 0:01am on 1 October 2008, or any later date on which section 175 of the UK Companies Act 2006 comes into effect, the New Articles of Association of Mondi plc adopted pursuant to resolution 28(i) above be amended (a) for the purposes of section 175 of the UK Companies Act 2006, the directors be given power in the Articles of Association of Mondi plc to authorise certain conflicts of interest described in that section; and (b) by the deletion of Articles 103, 104 and 105 in their entirety and by the insertion in their place of new Articles 103, 104 and 105 such amendments being produced to the meeting and initialled by the chairman of the meeting for the purposes of identification as New Articles 'B' and all necessary and consequential numbering amendments be made to the Articles of Association of Mondi plc.



Carol Anne Hunt
Secretary
9 May 2008



Companies House
— for the record —

288c (ef)

Change in the details of a Director or Secretary

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **09/05/2008**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **20/04/1956**

Original Name: **MR COLIN STEPHEN MATTHEWS**

New Details

Date of Change: **09/05/2008**

New Address: **130 WILTON ROAD**
LONDON
UNITED KINGDOM
SW1V 1LQ

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **09/05/2008** *Authenticated:* **Yes (E/W)**

END